

Mail Stop 7010

July 9, 2007

Mr. Claude A. Swanson Hornsby
Wolseley plc
Parkview 1220
Arlington Business Park, Theale
Reading, Berkshire, RG7 4GA United Kingdom

> **Re:** **Wolseley plc**
> **Form 20-F for the fiscal year ended July 31, 2006**
> **Filed November 30, 2006**
> **File No. 1-15186**

Dear Mr. Hornsby:

We have reviewed your filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

FORM 20-F FOR THE FISCAL YEAR ENDED JULY 31, 2006

Item 5A – Operating Results, page 25

1.   In future filings, where you discuss multiple factors that contributed to the changes in your results, please quantify the impact of each factor where possible. Please also explain in more detail the reasons for changes in revenues and changes in trading profit. For example, when you quantify and discuss the "organic" changes in revenues and trading profit for each segment, you should also quantify and discuss the impact of foreign exchange, acquisitions and

divestures on each of revenues and trading profit for each segment. To the extent that "organic" revenues for a segment were impacted by both changes in volume and changes in pricing, you should separately quantify the impact of each of these factors. To the extent that you open new locations for a segment, you should separately quantify the impact of these new locations on both revenues and trading profit. Refer to Item 5A of Form 20-F and to our Release 33-8350, available on our website at www.sec.gov/rules/interp/33-8350.htm.

2.   Please explain to us in more detail and revise future filings to clarify why increases in commodity prices allowed US Plumbing and Heating to generate unusually large profits or gains. If you were able to raise your sales price while using inventory purchased earlier in the year at a lower price, you should clarify this, along with addressing the likely impact on your future margins once you begin selling inventory purchased at the new higher price.

3.   We note your discussion of Group central costs on page 31. Please revise future filings to provide a more detailed description of the reasons for changes in these central costs. If expenses related to your captive insurance company account for a significant portion of these central costs, you should quantify those expenses and discuss the reasons for changes in those expenses.

Item 6C – Board Practices – Control Processes, page 65

4.   We read that your internal control over financial reporting is designed to provide reasonable assurance. Please confirm to us, and revise future filings to clarify, that management concluded that your internal control over financial reporting was effective *at the reasonable assurance level*.

Item 18 – Financial Statements

Group Accounting Policies – Revenue, page F-7

5.   We note your accounting policy for recognizing revenue from services other than those that arise from construction service contracts. In future filings, please consider disclosing a brief description of the kinds of services that you provide other than construction service contracts.

6.   We note that you recognize revenue from both the sale of goods and from the rendering of services. We also note the description of various products that you sell and services that you provide in your Business Overview, beginning on page 15. Please tell us what consideration you gave to separately quantifying your revenues from goods and your revenues from services, and supplementally provide us with this information. Refer to paragraph 35(b) of IAS 18.

Cost of Sales

7.   Please tell us and disclose in future filings a brief description of the types of costs that are captured in your cost of sales. Please also help us to understand why the line item "Amounts included in costs of goods sold with respect to inventory" for 2005, as seen in Note 3, is greater than the amount seen for cost of sales on the face of your income statement.

Note 2 – Segmental Analysis, page F-15

8.   We read that you have a single business segment, the distribution and supply of construction materials and services. Given the variety of products and services that you provide, please help us to better understand how you determined that you do not have additional business segments under IFRS. Your response should describe the reports reviewed by your key management personnel to evaluate and manage your company, including whether information is reviewed by type of product or service within each geographical segment. Your response should also address the criteria for business segments in paragraph 9 of IAS 14. If you have combined any business segments into a single reportable segment, as discussed in paragraph 34 of IAS 14, please help us to understand how you determined that you met the applicable criteria to do so.

9.   We read in Note 44 that under US GAAP you divide your North America geographical segment into three segments, two of which are US businesses and one of which is a Canadian business. Please help us to understand how you determined that the US and Canada were not separate geographical segments under paragraph 9 of IAS 14.

Note 9 – Trading Profit, page F-21

10.   We note your disclosure of why you believe that this measure is useful to users of your financial statements. In future filings, please consider also disclosing how management uses this measure, similar to your disclosure on page 26, as we believe that this is an important aspect of why this measure would be useful to your investors.

Note 26 – Provisions, page F-33

11.   We note the column labeled "Other provisions." Please tell us and disclose in future filings a brief description of the types of obligations that are captured in this category. Refer to paragraph 85(a) of IAS 37.

Note 28 – Share Capital, page F-38

12.   We note your discussion of employee benefit trusts at the bottom of this page. Please help us to understand if or how your shares held by these employee benefit trusts were considered in determining the number of shares allotted and issued, as seen at the top of Note 28, or the weighted average shares outstanding for calculation of earnings per share, as discussed in Note 8. Please clarify this information to your investors in future filings.

13.   We note your reference under "Allotment of shares" in Note 28 to executive stock appreciation rights, and your reference on page F-39 to an employee Stock Appreciation Plan that expired during fiscal year 2006. Please explain to us the terms of these stock appreciation plans, including the terms of settlement, and tell us how you are accounting for these awards under both IFRS and US GAAP. As long as you refer to these plans in your filing, please revise your footnote to describe these plans in accordance with paragraph 45(a) of IFRS 2.

Note 30 – Shareholders' Funds and Statement of Changes in Shareholders' Equity, page F-41

14.   We note the line item on your equity statement titled "Premium on share options issued through share symmetry arrangements." Please tell us and revise future filings to clarify what is meant by "share symmetry arrangements," as you do not appear to discuss these arrangements elsewhere in your filing. If these adjustments relate to stock appreciation rights, as was indicated in previous filings, please tell us the terms of these stock appreciation rights. Also help us to understand your accounting for these arrangements under both IFRS and US GAAP.

Note 31 – Acquisitions, page F-42

15.   We note your disclosure of historical trading profit and operating profit contributed by the acquisitions and your disclosure of trading profit as if the acquisitions had been completed on the first day of the fiscal year. Please tell us how you determined that these disclosures satisfied the requirements of paragraphs 67(i) and 70(b) of IFRS 3. Revise future filings if necessary.

Note 39 – Contingent Liabilities, page F-44

16.   We note your disclosure of obligations under forward foreign exchange contracts. Please provide us with a more detailed explanation of how you are accounting for these derivatives under both IFRS and US GAAP, including the related accounting literature. Please revise future filings to clarify this matter.

<u>Note 44 – Summary of Significant Differences Between IFRS and US GAAP, page F-57</u>

17.   Please revise future filings to provide more detail about your reconciling items. In this regard, for reconciling items that impact equity, please address both the adjustment to the current and prior years' net income and any changes in the cumulative adjustment related to previous periods. For items that are not discussed elsewhere in your filing, such as sale-leasebacks and restructuring costs, please provide some additional context about the original transactions. For the "other adjustments" seen in Note (viii), please revise your narrative to quantify the impact of each adjustment addressed in that footnote. We believe these additional disclosures will provide your readers with better understanding of the reconciling items presented in this footnote.

18.   We note that you have certain assets classified as held for sale under IFRS. Please confirm to us, if true, that these assets also qualify as held for sale under paragraph 30 of SFAS 144. Otherwise, please revise future filings to address the resulting differences in balance sheet classification and the impact on annual depreciation.

19.   We note that you have no reconciling items related to derivatives. Please confirm to us, if true, that all derivatives that qualified for hedging under IFRS also qualify for hedging under US GAAP.

20.   We note the reconciling items related to share based payments in Note (vi). Please revise future filings to better explain the cumulative effect of change in accounting principle that arose from your adoption of SFAS 123(R). In this regard, we assume this relates to a change in accounting for forfeitures.

21.   We note your US GAAP segment disclosures in Note (x). Please revise future filings to disclose your segmental measure of profit or loss, which we assume is trading profit based on your disclosures on page 26, and to provide the disclosures required by paragraphs 31 and 32 of SFAS 131 related to this measure.

22.   We note your discussion of provisions on page F-69. Please confirm to us and clarify in future filings, if true, that the only provision you have discounted under IFRS is the provision for asbestos litigation.

<u>Exhibits 12.1 and 12.2</u>

23.   We note that your Group Chief Executive and Group Finance Director have included their titles in the opening line of these certifications. Please note that your Group Chief Executive and Group Finance Director must certify this information in their personal capacity and should not alter the language of these certifications in any way from the language appearing in Instruction 12 as to

Exhibits of Form 20-F. Please confirm to us that your Group Chief Executive and Group Finance Director have certified this information in their personal capacity, and revise future filings to eliminate their titles from the opening line of these certifications.

* * *

Please respond to these comments within 10 business days, or tell us when you will provide us with a response. Please provide us with a response letter that keys your responses to our comments and provides any requested information. Detailed letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in their filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

If you have any questions regarding these comments, please direct them to Jennifer Thompson, Staff Accountant, at (202) 551-3737 or, in her absence, to the undersigned at (202) 551-3768.

Sincerely,

John Cash
Accounting Branch Chief